     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated November 14, 2000, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer will not be made to (and tenders will not be accepted from or on behalf of) tendering holders of Shares in any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any state statute.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
Including the Associated Rights (as defined below) of
ADAC Laboratories
at
$18.50 Net Per Share
by
Philips Medical Acquisition Corporation
a wholly owned subsidiary of
Philips Holding USA Inc.
an indirect wholly owned subsidiary of
Koninklijke Philips Electronics N.V.

Philips Medical Acquisition Corporation, a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of Koninklijke Philips Electronics N.V., a company incorporated under the laws of the Netherlands ("Royal Philips"), hereby offers to purchase all of the outstanding shares of Common Stock, no par value (the "Common Stock"), of ADAC Laboratories, a California corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of April 22, 1996, as amended (the "Rights Agreement"), between the Company and Chemical Mellon Shareholder Services, L.L.C. (the Common Stock and the Rights together being referred to herein as the "Shares"), at $18.50 per Share in cash, net to the seller (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Unless the context requires otherwise, all references to Shares herein shall include the associated Rights, and all references to the Rights shall include all benefits that may inure to the holders of the Rights pursuant to the Rights Agreement. Following the Offer, Merger Sub intends to effect the Merger (as described below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 12, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn by the Expiration Date (as defined below) a number of Shares that, when taken together with the Shares then owned directly or indirectly by Royal Philips and any subsidiary of Royal Philips represents at least 90% of the total Shares outstanding on a fully diluted basis, as calculated pursuant to the

Merger Agreement (the "Minimum Condition"). The Offer is also subject to the other conditions set forth in the Offer to Purchase. See Section 13 of the Offer to Purchase.

The offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 12, 2000 (the "Merger Agreement"), by and among the Company, Parent, and Merger Sub. The purpose of the Offer is for Parent, indirectly through Merger Sub, to acquire a voting interest in the Company as the first step in a business combination. The Merger Agreement provides that, among other things, Merger Sub will make the Offer and that simultaneously with or as soon as practicable after the expiration of the Offer, receipt of any required approval by the Company's stockholders of the Merger Agreement and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, and the Company will survive and become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any other subsidiary of Parent or Shares which are held by shareholders exercising dissenters' rights pursuant to Chapter 13 of the California General Corporation Law ("CGCL")) will be canceled, retired and cease to exist and converted into the right to receive, without interest, an amount in cash equal to $18.50 per Share or such greater amount as may be paid in the Offer.

The Board of Directors of the Company, by unanimous vote of the Directors present at a meeting of the Board of Directors held on November 12, 2000, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Shareholders of the Company, approved the Merger and the other transactions contemplated by the Merger Agreement and the Stock Option Agreement, dated November 12, 2000, between Merger Sub and the Company (the "Stock Option Agreement") and approved the Merger Agreement and the Stock Option Agreement, dated as of November 12, 2000, among Merger Sub and the Company. The Board of Directors recommends that the Company's Shareholders accept the Offer and tender their Shares in the Offer.

Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, certain holders of Shares ("Qualifying Shareholders") who fully comply with and meet all the requirements of the provisions of Chapter 13 of the CGCL ("Qualifying Shareholders"), may have certain rights to dissent and to require the Company to purchase their Shares for cash at "fair market value." Additionally, Qualifying Shareholders will be entitled to exercise dissenters' rights under the CGCL only if the holders of five percent or more of the outstanding Shares properly file demands for payment or if the Shares held by such holders are subject to any restriction on transfer imposed by the Company or by any law or regulation ("Restricted Shares"). Accordingly, if any holder of Restricted Shares or the holders of five percent or more of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL, all other Qualifying Shareholders will be entitled to require the Company to purchase their Shares for cash at their fair market value if the Merger is consummated. In addition, if immediately prior to the Effective Time, the Shares are not listed on a national securities exchange or on the list of over-the-counter margin stocks issued by the Federal Reserve Board, holders of Shares may exercise dissenters' rights as to any or all of their Shares entitled to such rights.

Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in Section 13 (the "Offer Conditions") and, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Merger Sub will accept for payment, and pay $18.50 in cash net to the seller for, each Share validly tendered on or prior to the Expiration Date (as defined herein) and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 midnight, New York City time, on December, 12, 2000, unless and until Merger Sub shall have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Merger Sub, shall expire. Merger Sub does not currently intend to make a subsequent offering period available following the Expiration Date pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended, although it reserves the right to do so. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility")), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase)) and any other documents required by the Letter of Transmittal. If Merger Sub accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not withdrawn, and, subject to the terms and conditions of the Offer, including but not limited to the Offer Conditions, it will accept for payment and promptly pay for all Shares so accepted for payment. Merger Sub confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer. For purposes of the Offer, Merger Sub will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when Merger
Sub gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for any Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Merger Sub and transmitting such payments to the tendering shareholders. Under no circumstances will interest on the Offer Price for the Shares be paid, regardless of any extension of the Offer or any delay in making such payment.

Subject to the terms of the Merger Agreement and applicable rules and regulations of the SEC, Merger Sub expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. See
Section 4 of the Offer to Purchase. Subject to the terms of the Merger
Agreement and the applicable rules and regulations of the SEC, Merger Sub also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered
Shares, or to amend the Offer as to any Shares not then paid for, on the occurrence of any of the conditions specified in Section 13 of the Offer to Purchase and (ii) to waive any condition and to set forth or change any other term and condition of the Offer, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof; provided that, Merger Sub will not, without the prior written consent of the Company (such consent to be authorized by the Board of Directors of the Company)
(i) waive the Minimum Condition except as otherwise contemplated by Section 1.1(d) of the Merger Agreement, (ii) decrease the price per Share or change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought in the Offer, except as otherwise contemplated by Section 1.1(d) of the Merger Agreement, (iv) impose additional conditions to the Offer, (v) change any Offer Condition or amend any other term of the Offer if any such change or amendment would be in any manner adverse to the holders of Shares or (vi) except as provided below, extend the Offer if all of the Offer Conditions have been satisfied. Merger Sub reserves the right, in its sole discretion, to (a) extend the expiration date of the Offer after all of the Offer Conditions (other than the Minimum Condition) have been satisfied or waived as of any scheduled expiration date of the Offer if it reasonably determines such extension is appropriate in order to enable it to purchase in the Offer at least the number of Shares equal to the Minimum Condition (in which case Merger Sub may extend the expiration date on one or more occasions to a date and time not later than 12:00 midnight, New York City time, on the tenth business day following such schedule expiration date (such time on such tenth business day, the "Early Date")) or (b) waive the Minimum Condition and exercise its rights under Section 1.1(d)(ii) of the Merger Agreement. If, as of any scheduled expiration date of the Offer occurring on or after the Early Date (i) the number of Shares tendered pursuant to the Offer and not withdrawn as of such scheduled expiration date, taken together with the number of Shares owned directly or indirectly by Royal Philips and any subsidiary of Royal Philips, is more than 50% of the then outstanding Shares, (ii) all conditions to the Offer other than the Minimum Condition shall have been satisfied and (iii) Shares have not been accepted for payment by Merger Sub, then Merger Sub shall be required to take either the action contemplated by Section 1.1(d)(ii) of the Merger Agreement or the action contemplated by Section 1.1(d)(iii) of the Merger Agreement (including the case of the action contemplated by such Section 1.1(d)(iii), among other things, reducing the Minimum Condition in that number of Shares that, when added to the Shares then owned directly or indirectly by Royal Philips and any subsidiary of Royal Philips, would equal 49.9% of the Shares then outstanding (the "Revised Minimum Number") and reducing the number of Shares subject to the Offer to a number of shares that, when added to the Shares then owned directly or indirectly by Royal Philips and any subsidiary of Royal Philips, would equal the Revised Minimum Number) such that the Offer will expire not later than the tenth business day following such scheduled expiration date.

Pursuant to the Merger Agreement, (i) in the event of the failure of one or more of the Offer Conditions set forth in Section 13 of the Offer to Purchase to be satisfied or waived on any date the Offer would otherwise expire, Merger Sub shall from time to time extend the Offer until such time as such condition is or conditions are satisfied or waived, provided that, except as set forth below, Merger Sub shall not be required to extend the Offer beyond February 28, 2001, and (ii) in the event, after February 28, 2001, of the failure of the Regulatory Condition (as defined in Section 13 of the Offer to Purchase) to be satisfied or waived on the date the Offer would otherwise expire (and the satisfaction or waiver on such date of the other Offer Conditions other than the Minimum Condition), Merger Sub shall give the Company notice thereof and, at the request of the Company, from time to time extend the Offer until the earlier of (1) five business days after such time as the Regulatory Condition is satisfied or waived and (2) the date chosen by the Company which shall not be later than the earlier of (x) April 30, 2001 or (y) five business days after the earliest date on which the Company reasonably believes the Regulatory Condition will be satisfied, provided that if such condition is not satisfied by any date chosen by the Company as described in this clause (y), the Company may request further extensions of the Offer in accordance with the terms of the Merger Agreement.

Tenders of the Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after January 12, 2001.

For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of the Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub, in its sole discretion, which determination shall be final and binding. None of Royal Philips, Parent, Merger Sub, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

If Merger Sub extends the Offer, is delayed in its acceptance for payment of any Shares, or is unable to accept for payment any Shares pursuant to the Offer, for any reason, then, without prejudice to Merger Sub's rights under the Offer, the Depositary may, nevertheless, on behalf of Merger Sub, retain tendered Shares, but such Shares may be withdrawn to the extent that tendering shareholders are entitled to withdrawal rights as set forth in Section 4 of the Offer to Purchase.

Sales of the Shares pursuant to the Offer and the exchange of the Shares for cash pursuant to the Merger will be taxable transactions for Federal income tax purposes and may also be taxable under applicable state, local and other tax laws. For Federal income tax purposes, a shareholder whose Shares are purchased pursuant to the Offer or who receives cash as a result of the Merger will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the shareholder. Long-term capital gain of a non-corporate shareholder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year. The income tax discussion set forth above is included for general information only and may not be applicable to shareholders in special situations such as shareholders who received their Shares upon the exercise of stock options or otherwise as compensation and shareholders who are not United States persons. Shareholders should consult their own tax advisors with respect to the specific tax consequences to them of the Offer and the Merger, including the application and effect of federal, state, local, foreign or other tax laws.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Merger Sub with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of the Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by Merger Sub to record holders of the Shares and will be furnished by Merger Sub to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of the Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee. Royal Philips will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the Dealer Manager, the Depositary and the Information Agent as described in the Offer to Purchase).

The Information Agent for the Offer is:

[MacKenzie Logo]

156 Fifth Avenue

New York, New York 10010

(212) 929-5500 (call collect)

E-mail: proxy@mackenziepartners.com

or

CALL TOLL-FREE (800) 322-2885

The Dealer Manager for the Offer is:

[Morgan Stanley Dean Witter Logo]

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

(212) 761-8340

November 14, 2000